SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                     BIRMINGHAM BECOMES RYANAIR'S 25th BASE

             $700M INVESTMENT TO DELIVER 5M PAX P.A. AND 5,000 JOBS


Ryanair, Europe's largest low fares airline today (Tuesday, 15th January 2008) announced its 25th European base in Birmingham with an initial two Boeing
737-800 aircraft ($140m investment) which will deliver 20 new routes from Birmingham to Denmark (1), France (5), Italy (5), Norway (1), Poland (3), Portugal (1), Slovakia (1), Spain (2) and Sweden (1). This will be followed by a further 8 Boeing 737-800 aircraft ($560m investment) which will deliver 5 million passengers annually, a visitor spend of GBP400m p.a. and sustain 5,000 jobs in the West Midlands.


+----------------------------+---------------------------+-------------+
| DESTINATION                | STARTS                    | FARE        |
+----------------------------+---------------------------+-------------+
| Barcelona                  | 1 April                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Biarritz                   | 1 July                    | GBP24         |
+----------------------------+---------------------------+-------------+
| Billund                    | 17 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Bologna                    | 20 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Bratislava                 | 1 July                    | GBP24         |
+----------------------------+---------------------------+-------------+
| Bydgoszcz                  | 4 July                    | GBP24         |
+----------------------------+---------------------------+-------------+
| Dinard                     | 17 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Dublin                     | Operating                 | GBP10         |
+----------------------------+---------------------------+-------------+
| Gdansk                     | 1 July                    | GBP24         |
+----------------------------+---------------------------+-------------+
| Marseille                  | 1 May                     | GBP24         |
+----------------------------+---------------------------+-------------+
| Olbia                      | 4 July                    | GBP24         |
+----------------------------+---------------------------+-------------+
| Oslo                       | 17 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Perpignan                  | 2 July                    | GBP24         |
+----------------------------+---------------------------+-------------+
| Pisa                       | 4 April                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Poitiers                   | 17 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Porto                      | 20 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Shannon                    | Operating                 | GBP 5         |
+----------------------------+---------------------------+-------------+
| Stockholm                  | 2 July                    | GBP24         |
+----------------------------+---------------------------+-------------+
| Trieste                    | 18 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Reus                       | 18 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Rzeszow                    | 18 June                   | GBP24         |
+----------------------------+---------------------------+-------------+
| Trapani                    | 2 July                    | GBP24         |
+----------------------------+---------------------------+-------------+


Announcing Ryanair's 25th base in Birmingham, Michael O'Leary said:

     "The  people  of  Birmingham   have  been  woefully   underserved  and
     overcharged by British Airways and Flybe's high fares for years. Ryanair's new base will smash this high fare stranglehold by delivering savings of GBP130m next year for Birmingham's passengers / visitors.

     "Direct   international   routes  are   fundamental  to  the  economic
     development of a city like Birmingham and the people of the West Midlands can now look forward to Europe's guaranteed lowest fares and best punctuality on 22 international routes with Ryanair. This route count will more than double as a result of Ryanair's $700m investment in Birmingham, bringing with it a significant increase in European visitors and jobs for the West Midlands

     "To celebrate the launch of our new base, we are offering all passengers who buy a return flight on any route from Birmingham (before midnight on Thursday) a free bonus flight, (no taxes, no fees and no charges*) for travel in February to Dublin or Shannon from Birmingham. This special offer must end midnight Thursday so we advise passengers to book their bargain seats today on www.ryanair.com".


*See www.ryanair.com for details

Ends.                         Tuesday, 15th January 2008

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 January, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director